Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

        Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including, but not limited to, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Cobalt Corporation are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to the shareholders of Cobalt. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's website (www.sec.gov) and from Cobalt Corporation's and WellPoint's respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.

FOR IMMEDIATE RELEASE	June 3, 2003

WELLPOINT Contacts		COBALT Contacts
Investors:	John Cygul (805) 557-6789	Investors:	Gail Hanson (414) 226-6201
Media:	Ken Ferber (805) 557-6794	Media:	Jill Becher (414) 226-5413

WELLPOINT AND COBALT TO MERGE

Transaction Values Cobalt Corporation at $20.50 Per Share,
or $906 Million on a Fully Diluted Basis

        THOUSAND OAKS, Calif. and MILWAUKEE, Wis.—WellPoint Health Networks Inc. (NYSE:WLP), the nation's second largest health insurer, and Cobalt Corporation (NYSE:CBZ), the publicly traded holding company of Blue Cross & Blue Shield United of Wisconsin, jointly announced today that they have signed a definitive merger agreement. The transaction is currently valued at approximately $906 million on a fully diluted basis or $20.50 per share for Cobalt common stock.

        "Cobalt has an outstanding customer-focused culture and demonstrated excellence in providing superior service and value to the people of Wisconsin," said Leonard D. Schaeffer, chairman and chief executive officer of WellPoint. "We look forward to building on these capabilities with new choice-based product introductions and additional value-added enhancements for employers and members."

        "I am convinced that this merger will be good for our customers the policy holders, our employees and our shareholders, and will enable the Wisconsin United for Health Foundation to advance public health in the state," said Stephen E. Bablitch, chairman and chief executive officer of Cobalt Corporation. "In addition to WellPoint's excellent track record of growth, the Company has an outstanding reputation throughout the nation. Fortune magazine has named WellPoint the Most Admired Health Care Company for an unprecedented fifth consecutive year."

About the transaction

        The transaction is structured as a merger of Cobalt Corporation with a wholly owned subsidiary of WellPoint and is intended to be tax free with respect to the WellPoint stock to be received in the transaction by Cobalt shareholders. The consideration of $20.50 per share to be received by the shareholders of Cobalt will be comprised of $10.25 in cash and WellPoint stock at a fixed exchange ratio of 0.1233 of a share of WellPoint stock for each share of Cobalt stock (valued at $10.25 per share at the market close on June 3, 2003). The exchange ratio will be adjusted if WellPoint's stock price falls below $70.97 so that Cobalt shareholders receive no less than $8.75 per share in stock consideration and no less than $19.00 in the aggregate. The transaction will be accounted for under the purchase method of accounting.

        The Wisconsin United for Health Foundation, which currently owns approximately 25 million shares of Cobalt common stock, will receive approximately $256 million in cash and approximately 3.1 million shares of WellPoint common stock from this merger based on current stock prices. The Wisconsin United for Health Foundation is a non-stock, non-profit corporation created for the purpose of promoting the general health, welfare and common good of the residents of the state of Wisconsin solely by supporting public health initiatives to be developed by the University of Wisconsin Medical School and the Medical College of Wisconsin. The Foundation has agreed to vote its shares, representing approximately 60 percent of the outstanding shares of Cobalt Corporation, in favor of the transaction.

        With this transaction, WellPoint will have helped create and fund charitable foundations with assets close to $6 billion. As part of the Company's recapitalization in 1996, charitable foundations in California were created with assets that today are worth more than $4 billion. In addition, WellPoint assisted with the $114 million funding of a charitable foundation in Georgia when the Company acquired Blue Cross and Blue Shield of Georgia in March of 2001 and with the $900 million funding of The Missouri Foundation for Health through the merger with RightCHOICE in early 2002.

        Additionally, the Cobalt Corporation Foundation, which has provided support to not-for-profit organizations since 1985, will continue to fund charitable contributions to Wisconsin organizations.

        The transaction will be subject to customary closing conditions, including approval of Cobalt's shareholders and various regulatory and third party consents. WellPoint and Cobalt Corporation currently expect the transaction to close by the end of 2003.

Positioned for Growth

        "With a common Blue brand heritage and similar member-focused business philosophies, the combined organization will be well positioned to grow significantly in Wisconsin," said Schaeffer. "We see opportunities to introduce innovative medical and specialty products and to deliver value to customers in all market segments."

        "WellPoint believes that health care should be a locally focused business," said Bablitch. "Together, we'll have a stronger financial base and access to advanced technology that will provide broader health plan choices and improve communications with our members, physicians and employers here in Wisconsin."

        Following the close of the merger, Blue Cross & Blue Shield United of Wisconsin will continue to be headquartered in the state.

        WellPoint and Cobalt have agreed that Milwaukee will be the national headquarters for the combined company's Medicare Part A claim processing business. There are currently more than 600 employees working in Milwaukee on Part A contracts.

        WellPoint's total medical membership of 13.5 million members is concentrated in several key regions of the country. The Company has 6.7 million medical members in California, 2.2 million in Georgia and 2.6 million in the Midwest. With this merger, WellPoint will have 3.5 million medical members in the Midwest. WellPoint markets products through various brand names: Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, HealthLink in seven midwestern states and UNICARE on a national basis.

        "This combination also offers achievable revenue and expense synergies going forward," said David C. Colby, WellPoint's executive vice president and chief financial officer. "Due to those synergies and Cobalt's performance, we anticipate that our return on this investment will exceed our cost of capital."

Company Facts

As of March 31, 2003	WellPoint	Cobalt	Combined
Assets	$12.1 billion	$0.9 billion	$13.0 billion
Medical Members	13,451,000	809,000	14,260,000
Associates	16,700	3,300	20,000
12 Months Ended December 31, 2002
Total Revenues	$17.3 billion	$1.5 billion
Net Income	$703.1 million	$73.9 million

Conference Call and Webcast

        WellPoint and Cobalt will host a conference call and live webcast on Wednesday, June 4, 2003 at 8:00 a.m. EDT to discuss this transaction. The conference call can be accessed by dialing (888) 285-8004 referencing "WellPoint Conference Call' 10 minutes prior to the call.

        International callers can call (706) 643-1656 and reference "WellPoint Conference Call.' There will not be a replay of the conference call.

        Investors, analysts and the general public are also invited to listen to the conference call over the Internet by visiting WellPoint's website at www.wellpoint.com and clicking on "Investor Information." Internet users can also listen to the conference call by visiting Cobalt's website at www.cobaltcorporation.com and clicking on the "Events" link and then selecting "Latest Investor Presentation." To listen to the live call, please visit the WellPoint or Cobalt website at least 20 minutes early to download and install any necessary audio software.

        Individuals who listen to the call will be presumed to have read WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, including the discussion under the caption "Factors That May Affect Future Results of Operations."

About WellPoint Health Networks

        WellPoint Health Networks Inc. serves the health care needs of more than 13.5 million medical members and approximately 49 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, HealthLink and UNICARE. WellPoint offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include dental, pharmacy benefit management, utilization management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration, and Medicare supplements. WellPoint may be found on the web at www.wellpoint.com. Blue Cross of California, Blue Cross and Blue Shield of Georgia, and Blue Cross and Blue Shield of Missouri are independent licensees of the Blue Cross and Blue Shield Association.

About Cobalt Corporation

        Cobalt Corporation is an independent licensee of the BlueCross BlueShield Association, and holds the exclusive license to use the Blue Cross and Blue Shield names and marks in the state of Wisconsin. Cobalt is one of four publicly traded Blue Cross and Blue Shield companies. Headquartered in Milwaukee, Wis., Cobalt Corporation offers a diverse portfolio of complementary insurance, managed care products and administrative services to employer, individual, insurer and government customers. For more information, visit our website at www.cobaltcorporation.com.

Cautionary Statements

        Certain statements contained in this press release are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including, but not limited to, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002.

        This news release may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Cobalt Corporation are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to the shareholders of Cobalt. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's website (www.sec.gov) and from Cobalt Corporation's and WellPoint's respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.

# # #